smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com



21 June 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

6/29

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
10 JUNE TO 21 JUNE 2005

135 21/06/2005 : 12:11:00 Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:11 21-Jun-05
Number	8378N

21 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Smiths Group plc

2. Name of shareholder having a major interest: (A) FMR Corp. and its direct and indirect subsidiaries and (B) Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification on behalf of FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C Johnson 3d, the principal shareholder of FMR Corp. and Fidelity International Limited, of disclosable interests arising under s208(4)(b) of the Companies Act 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong	8,100
State Street Bank and Tr Co	103,600
Bank of New York Europe Ldn	1,434,300
Bank of New York Brussels	328,100
Brown Bros Harriman Ltd Lux	276,183
JP Morgan, Bournemouth	348,900
National Astl Bk Melbourne	218,600
Northern Trust London	91,200
State Str Bk and Tr Co Lndn	61,200
JP Morgan, Bournemouth	5,479,640
Brown Bros Harriman and Co	707,701
JPMorgan Chase Bank	2,725,400
Northern Trust London	70,500
State Street Bank and Tr Co	984,500
Bank of New York	102,000
Brown Bros Harriman and Co	321,000
JPMorgan Chase	206,000
Mellon Bank NA	17,600
Northern Trust Co	158,400
State Street Bank and Tr Co	444,099
Bank of New York Brussels	1,483,271
Bank of New York Europe Ldn	39,000
Bankers Trust London	217,800
Chase Manhattan London	6,900
Chase Manhttn Bk AG Frnkfrt	49,700
Citibank London	37,900

Clydesdale Bank PLC	142,100
Dexia Privatbank	5,900
HSBC Bank plc	177,500
JP Morgan, Bournemouth	1,857,000
JPMorgan Chase Bank	27,800
Mellon Bank	681,200
Midland Securities Services	109,300
Northern Trust London	2,685,050
State Str Bk and Tr Co Lndn	1,275,670

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date company informed: 21 June 2005

12. Total holding following this notification: 22,883,114 shares

13. Total percentage holding of issued class following this notification: 4.06%

14. Any additional information

15. Name of contact and telephone number for queries: Neil Burdett, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: Neil Burdett

17. Date of notification: 21 June 2005

END

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